Filed pursuant to Rule 253(g)(2)

File Number: 024-11894

SUPPLEMENT DATED JULY 21, 2023

TO OFFERING CIRCULAR DATED OCTOBER 25, 2022

LiquidPiston, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated October 25, 2022 of LiquidPiston, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce an increase in the Price Per Share for the Company’s Common Stock from $10.00 to $11.50 effective on July 21, 2023 at 12:01 A.M. Pacific/3:01 A.M. Eastern time.

The minimum investment in the offering is 87 shares of Common Stock or $1,000.50

As a result, the following sections of the Offering Circular are restated as follows:

Cover Page

LiquidPiston, Inc.

1292a Blue Hills Avenue

Bloomfield, CT 06002

https://liquidpiston.com/

We are offering up to 3,000,000 shares of Common Stock, including up to 750,000 shares of Common Stock to be sold by selling stockholders and up to 333,968 bonus shares, on a “best efforts” basis.*

SEE “SECURITIES BEING OFFERED” AT PAGE 26

Common Stock	Price to Public	Underwriting Discount and Commissions **	Proceeds to Issuer Before Expenses	Proceeds to Other Persons****
Price Per Share	$11.50*	$0.115	$11.385	$11.385
Price Per Share Plus Investor Fee***	$12.1323		$12.0173	$12.0173
Total Maximum	$34,561,884.08	$329,077.62	$25,754,376.12	$8,584,579.55

* The company is offering up to 3,000,000 shares of Common Stock to investors including 750,000 shares of Common Stock sold by Selling Securityholders, plus up to 333,968 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular), see “Plan of Distribution and Selling Securityholders.” As of July 12, 2023, the Company has sold 796,040 shares of Common Stock for proceeds of $7,960,400, not including commissions or expenses, plus Investor Fees totaling $321,262.50 and the Selling Stockholders have sold 265,452 of Common Stock, so the Company may offer up to 1,453,960 shares of Common Stock and the Selling Stockholders may sell up to 484,548 shares of Common Stock at $11.50, not including Bonus Shares.

** The Company has engaged DealMaker Securities, LLC, member FINRA/SIPC (the “Broker”), as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Once the Commission has qualified the Offering Statement and this offering commences, the Broker will receive a cash commission equal to one percent (1%) of the amount raised in the offering. Additionally, the Broker and its affiliates will receive certain other fees. See “Plan of Distribution and Selling Securityholders” for more details.

*** Investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to $30 plus 2.5% at the time of the subscription. To date, investors have paid $428,350.00 in investor fees. Total Maximum offering amount assumes that all investors invest the minimum investment amount and pay a total of $1,654,122.08 in processing fees to the Company in a fully-subscribed offering. The Broker and its affiliates will not receive any cash commission on this fee, but will receive fees with respect to payment processing. See “Plan of Distribution and Selling Securityholders” for more details.

**** The selling stockholders are offering up to 750,000 shares of Common Stock, plus up to 83,480 additional shares of Common Stock eligible to be issued as Bonus Shares. The selling stockholders have sold 265,452 shares of Common Stock and may offer up to 484,548 of shares of Common Stock and 10,798 Bonus Shares have been issued and 72,682 remain eligible to be issued. See “Plan of Distribution and Selling Securityholders.”

No Escrow Agent has been retained as part of this offering. After each closing, funds tendered by investors will be held in the payment processor account until cleared. For details, see “Plan of Distribution and Selling Securityholders – Process of Subscribing.” After each closing, the Company may immediately deposit those funds into the Company’s bank account and may use the proceeds in accordance with the “Use of Proceeds.”

The offering will terminate at the earlier of: the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company in its sole discretion. After each closing, funds tendered by investors will be available to the company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)I OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4.

Sales of these securities commenced on approximately October 25, 2022.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

DILUTION, page 11

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the Offering.

The following table demonstrates the price that new investors are paying for their shares of Common Stock with the effective cash price paid by existing stockholders, giving effect to the Stock Split, full conversion of all outstanding stock options and outstanding convertible notes and assuming that the shares in this offering are sold at $10.00 and $11.50 per share. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the Commission requires. The share numbers and amounts in this table assume the conversion of all issued options into shares of Common Stock at weighted average exercise price. The dilution disclosures contained in this section are based upon the instruments issued and outstanding as of December 31, 2022.

				Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or
	Dates	Issued	Potential	Potential	Potential
	Issued	Shares	Shares	Shares	Conversions (5)
Common Stock (1)	2016	9,241,907		9,241,907
Outstanding Stock Options & RSUs (2)	2016-2019		1,197,280	1,197,280	varies
Exercised Stock Options (3)	2017-2019	166,369		166,369	varies
Common Stock	2016-2020	1,300,847		1,300,847	$0.50
Series Seed-1 Preferred Stock (4)	2016	822,580		822,580	$1.03
Common Stock	2017	814,770		814,770	$1.59
Common Stock	2018-2019	708,970		708,970	$2.28
Common Stock	2020	551,710		551,710	$3.37
Common Stock	2020-2021	3,460,500		3,460,500	$4.65
Common Stock	2022-2023	1,110,432		1,110,432	$9.56
Total Common Share Equivalents		18,178,085	1,197,280	19,375,365
Investors in this offering, assuming $32,907,762 raised (6)		1,672,054		1,672,054	$10.00
Total after inclusion of this offering		19,850,139	1,197,280	21,047,419

________________

(1)	Shares of Common Stock issued with $.0001 par value in LiquidPiston Holdings Inc., which acquired LiquidPiston in January 2016.
(2)	Assumes vesting and conversion of all outstanding issued options and Restricted Stock Units into Common Stock. Excludes any additional shares of Common Stock reserved for issuance under the 2016 Stock Incentive Plan that have not yet been granted.
(3)	Option exercise price varies. RSU's do not have an exercise price, and instead vest upon performance and time criteria.
(4)	Series Seed-1 Preferred Stock were issued as a result of conversion of convertible notes. The number of shares shown reflects a 10:1 conversion factor as if the Preferred Stock is converted into Common Stock.
(5)	Effective price per share based on amount invested divided by shares issued, without deduction for non-cash broker compensation and other offering costs.
(6)	Assumes 1,453,960 shares to be sold at $11.50 per share, plus 218,094 bonus shares (net effective price after bonus shares being $10.00 per share).

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
•	In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to convertible notes that the company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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USE OF PROCEEDS TO ISSUER, page 13

The net proceeds of a fully subscribed offering to the issuer, after total offering expenses, commissions and sales by selling stockholders, will be approximately $ 22.24 million.

The Company has raised over $5 million in gross proceeds in this offering, and it intends to use up to 6.67% of the gross proceeds, as further specified below, to buy back shares from certain long-time holders of Preferred and Common Stock as well as stock option and restricted stockholders (“Buyback Stockholders”). The amount reserved for the buyback will be capped and not exceed $1.65 million, which is 6.67% of the gross proceeds to the Company in a fully subscribed offering. The Buyback Stockholders will not include any executive officers or directors of the Company. The buyback will occur after the final closing of this Regulation A offering. The Company, solely at its discretion, will determine how and to whom the buy back is offered. The buyback of shares is subject to mutual agreement between the Company and each selling stockholder. If the Company is not able to enact the buy back within 24 months of the final Reg A closing, any unused proceeds allocated for such purpose will be used to support the Company technology development and operations.

The following table breaks down the use of proceeds into different categories under various funding scenarios. For purposes of this table, the Company has assumed that it will pay the maximum amount of fees to DealMaker Securities, LLC and its affiliates as set forth in the fee table in “Plan of Distribution and Selling Securityholders – Other Terms.” The Company has further assumed that the Offering will be open for 12 months, which impacts certain of its other offering expenses. As a result, actual offering expenses may be lower than represented below.

	$7.5 million ($ in millions)	$15 million ($ in millions)	$20 million ($ in millions)	Maximum Amount ($ in millions)
Gross Proceeds of Offering	$7.50	$15.00	$20.00	$32.91

Estimated fees, commission, and offering expenses, less Investor Processing Fee	$0.86	$1.44	$1.58	$2.52
Selling stockholders	$1.88	$3.75	$5.00	$8.23
Gross Proceeds to the Company	$5.63	$11.25	$15.00	$24.68
Estimated fees, commission, and offering expenses, less Investor Processing Fee	$0.84	$1.40	$1.53	$2.44
Principal Uses of Net Proceeds	$4.79	$9.85	$13.47	$22.24
Engine and Product Development	$3.00	$5.50	$6.50	$10.00
New Test Cell/ Lab Equipment	$0.50	$1.67	$2.00	$2.50
Manufacturing Readiness (Assembly and Testing)	$0.00	$0.50	$1.25	$2.50
Broker-dealer & Marketing	$0.40	$0.60	$0.75	$1.00
Patents/Legal/Other General and Administrative Expenses	$0.40	$0.60	$1.00	$1.25
Contingency	$0.11	$0.23	$0.97	$3.35
Buy back shares of long-standing investors	$0.38	$0.75	$1.00	$1.65
Total	$4.79	$9.85	$13.47	$22.24

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. In this event the use of proceeds will be adjusted by management based on the amount raised.

The Company reserves the right to change the above use of proceeds if management believes doing so is in the best interests of the Company.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS, page 29

Plan of Distribution

The Company is offering up to 3,000,000 shares of Common Stock (not including Bonus Shares), as described in this Offering Circular on a best efforts basis. As of July 12, 2023, the Company has sold 796,040 shares of Common Stock and the selling stockholders have sold 265,452 shares of Common Stock, respectively, at a price of $10.00 per share.

The minimum investment in this offering is 87 shares of Common Stock, or $1,000.50, plus the Investor Processing Fees of $30 and 2.5% of the investment.

Commissions and Discounts

The following table shows the maximum discounts, commissions and fees payable to DealMaker Securities LLC (the “Broker”) and its affiliates, as well as certain other fees, in connection with this offering by the Company and the selling stockholders, assuming a fully subscribed offering for the remaining 1,938,508 shares available for sale (plus bonus shares). As of July 12, 2023, the Broker and its affiliates have received $428,350.00 in commissions and fees. The table below does not reflect Investor processing fees payable by investors to the Company, which will offset some of these fees. Actual fees are anticipated to be lower than the maximum shown below.

	Per Share	Total
Public offering price	$11.50	$22,292,842.00
Anticipated broker and affiliate commissions and fees	$0.69	$1,337,570.52

Proceeds, before other expenses	$10.81	$20,955,271.48

Other Terms

DealMaker Securities, LLC (the “Broker”), a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide the administrative and compliance related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

The aggregate fees payable to the Broker and its affiliates are described below.

a.)       Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this offering, including:

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
•	Coordinating with third party agents and vendors in connection with performance of services;
•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
•	Providing a dedicated account manager;

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•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
•	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
•	Providing white labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;
•	Consulting with the Company on question customization for investor questionnaire;
•	Consulting with the Company on selection of webhosting services;
•	Consulting with the Company on completing template for the offering campaign page;
•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
•	Providing advice to the Company on preparation and completion of this Offering Circular;
•	Advising the Company on how to configure our website for the offering working with prospective investors;
•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;
•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and
•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

•	A one-time $35,000 advance against accountable expenses for the provision of compliance consulting services and
•	A cash commission equal to one percent (1%) of the amount raised in the offering.

b)       Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this offering will be conducted using the online subscription processing platform of DealMaker through our website at https://invest.liquidpiston.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

For these services, we have agreed to pay DealMaker:

•	A monthly platform hosting and maintenance fee of $2,000;
•	Various usage fees described in the DealMaker Securities Order Form, including $10 per electronic subscription package completed and $10 per funded investor; and
•	Payment processing expenses, which are expected to be approximately three percent (3%) of the offering proceeds and Investor Fee proceeds.

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c)        Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

•	A monthly fee of $10,000 in cash up to a maximum of $120,000

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services described above in a.), b.) and c.), will, in aggregate, not exceed the following maximums set forth below:

If the Total Offering Amount is	Maximum Compensation to Broker and affiliates would be (As % of Total Offering Amount)
Up to $7,500,000	8.5%
Between $7,500,001 and $15,000,000	7.5%
Between $15,000,001 and $32,907,762 (maximum)	6%

Investor Fee

Investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to $30 plus 2.5% at the time of the subscription. A portion of this fee is paid to DealMaker, an affiliate of the Broker, in the form of payment processing expenses, which are expected to be approximately three percent (3%) of the proceeds. These expenses are included in the maximum compensation set forth in the table above.

Bonus Shares; Discounted Price for Certain Investors

“Bonus Shares” are additional shares of Common Stock that are issued to investors purchasing shares in this offering for no additional monetary compensation, therefore those investors are effectively receiving a discount on the shares of Common Stock they purchase. Bonus Shares have identical rights, privileges, preferences as well as restrictions to the shares of Common Stock purchased. The Investor Processing Fee will be assessed on the full share price of $11.50, and not the effective, post bonus price, but will not charge any fee on the bonus shares. The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company and selling stockholders may receive. As of July 12, 2023, 43,192 bonus shares have been issued, and there remain up to 290,7765 Bonus Shares available in this offering, of which 218,094 are being sold by the Company and 72,682 are being sold by the selling stockholders.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Volume Perks

Certain investors in this offering are eligible to receive additional shares of Common Stock (effectively a discount) for their shares purchased (“Bonus Shares”) equal to 5%, 7.5%, 10%, or 15% of the shares they purchase, depending upon the investment level of such investors. See “—Perks” below. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. At a price of $11.50 per share, investors in the highest bracket of these Bonus Shares will pay an effective price of approximately $10.00 per share before the Investor Processing Fee, a discount of approximately 13%.

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Indicated interest in this offering

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

The Company will be responsible for payment processing fees. Upon each closing, funds tendered by investors will be made available to the Company and the selling stockholders for their use.

In order to invest, you will be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or credit card will be returned to subscribers within 30 days of such rejection without deduction or interest.

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DealMaker Securities LLC (the “Broker”) has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

KoreTransfer Integral Transfer Agency USA Inc. will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for the Company to raise funds in this offering, the Company will rely on income from sales, funds raised in any offerings from accredited investors.

Provisions of Note in Our Subscription Agreement

Restrictions on Transfer

The subscription agreement contains a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the initial public offering IPO and ending on the date specified by the Company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or other securities of the Company held by the investor, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to affect the market stand-off.

Proxy

The subscription agreement grants an irrevocable proxy to the Company’s CEO to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Forum Selection Provisions.

The subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

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Inspection Rights

The subscription agreement provides a waiver for inspection rights granted under Delaware law. Delaware law specifies that stockholders have the right to inspect and to make copies and extracts from, the Company’s stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any.  Delaware law specifies the circumstances and manner that these rights can be exercised, including requiring that the stockholder must provide under oath a proper purpose for the exercises of these rights. This waiver will be in effect until the initial sale of the Company's securities in any future IPO.

Selling Stockholders

Certain stockholders of the Company intend to sell up to 750,000 shares of Common Stock in this offering, plus up to 83,480 Bonus Shares. As of July 12, 2023, the selling stockholders have sold 265,452 shares of Common Stock and received $2,654,520 in gross proceeds. At a price to public of $11.50 per share, the selling stockholder will receive up to an additional $5,572,302 in gross proceeds in a fully subscribed offering. The gross proceeds raised in this offering will be split as follows: 25% to the selling stockholders (on a pro-rata basis) and 75% to the Company.

Selling stockholders will participate on a pro rata basis, which means that a stockholder will be able to sell its Pro Rata Portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if the Company holds a closing for $1 million in gross proceeds, the Company will issue shares and receive gross proceeds of $750,000 while each of the selling stockholders will receive their Pro Rata Portion of the remaining $250,000 in gross proceeds and will transfer their shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s Pro Rata Portion will be determined by rounding down to the nearest whole share.

After qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the Company and the CEO, as attorney-in-fact, in which they direct the Company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part. Selling stockholders who hold shares of the Company’s Series Seed-1 Preferred Stock will convert their shares into shares of Common Stock immediately before participating in any closing. Selling stockholders who hold vested options for the purchase of Common Stock will exercise their options and pay for their shares before participating in any closing.

Selling Stockholder	Shares owned prior to Offering	Shares offered by selling securityholder (1)	Potential Bonus Shares	Shares owned after the Offering (1)	Stockholder's Pro Rata Portion (3)
Nikolay Shkolnik (4)	4,489,450	317,367	47,605	4,124,478	42.316%
Alexander Shkolnik (5)	5,000,000	354,867	53,230	4,591,903	47.316%
Colle Capital (2)	243,370	15,922	2,388	225,060	2.123%
David Cohen (2)	486,750	31,844	4,777	450,129	4.246%
Per Suneby (6)	201,870	30,000	4,500	167,370	4.000%

TOTAL (7)	10,421,440	750,000	112,500	9,558,940	100.00%

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(1)	Assumes maximum number of shares are sold in this offering and maximum number of Bonus Shares are issued.
(2)	Represents shares of Common Stock issuable upon conversion of Series Seed-1 Preferred Stock on a 1-for-1 basis.
(3)	“Pro Rata Portion” represents that portion that a stockholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the stockholder divided by the total number of shares offered by all selling stockholders.
(4)	Nikolay Shkolnik is a trustee and beneficiary of the Valentina Shkolnik Irrevocable Trust-2020. Alexander Shkolnik (CEO) is co-trustee and secondary beneficiary.
(5)	Alexander Shkolnik is a trustee and beneficiary of the Lauren Shkolnik Irrevocable Trust-2020.
(6)	Represents shares of Common Stock issuable upon exercise of vested options, including payment for such shares of Common Stock prior to any closing.
(7)	The total number of shares owned by the selling stockholders prior to this offering represents 60% of the Company’s capital stock, on a fully diluted basis, assuming all options are exercised and shares of Preferred Stock are converted to Common Stock.

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Perks

At stepped investment levels, the Company plans to offer the following benefits at various levels of investment:

Minimum Dollar Investment	Rewards
$2,000	T-shirt*
$5,000	T-shirt* plus 5% Bonus Shares
$10,000	T-shirt* plus 7.5% Bonus Shares
$25,000	T-shirt* plus 10% Bonus Shares
$50,000	T-shirt* plus 15% Bonus Shares

* Shipping is free within the continental United States, other investors will be asked to pay shipping. Approximate market value is $10.

The anticipated total cost of the rewards that may be issued in this Regulation A offering is approximately $125,000, not inclusive of Bonus Shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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